Le Directeur Général Délégué

Office of Global Security Risk United States Securities and Exchange Commission Division of Corporation Finance Washington, D.C. 20549-7010 Attention: Ms. Cecilia Blye	ORANGE S.A. HAS REQUESTED CONFIDENTIAL TREATMENT OF PORTIONS OF THIS LETTER[1]

January 24, 2014

Via Hand Delivery and EDGAR

Re:	Form 20-F for the Fiscal Year Ended December 31, 2012 Filed April 12, 2013 File No. 1-14712 Response letters filed December 23, 2013 and December 24, 2013

Dear Ms. Blye:

We are responding to your request for supplemental information with respect to our contacts with Government of Iran, or with entities controlled by this government, as set forth and described in paragraphs 1 and 2 of your letter of January 9, 2014 (your “Letter”).  The information contained herein concerns Orange S.A. and its consolidated subsidiaries and affiliates (“Orange” or the “Company”).

For reasons of business confidentiality, in a separate letter dated the date hereof, we are requesting that certain information not be disclosed in response to any request made under the Freedom of Information Act, 5 U.S.C. §552 or otherwise.  Accordingly, pursuant to Rule 83 (17 C.F.R. 200.83) adopted under the Freedom of Information Act, and in compliance with the applicable procedures, a complete copy of this letter will be provided only in paper form and not electronically as correspondence under the Commission’s EDGAR system.

In response to your request, we present below detailed answers in the following order: (i) the nature and extent of our contacts with a person or entity identified under Section 560.304 of Title 31, Code of Federal Regulations relating to the Government of Iran, and (ii) the public disclosure thereof.  As explained below, Orange’s contacts with Iran are a de minimis part of Orange’s activities, [*].  [*].  We note that the U.S. sanctions program related to Iran permits certain activities in connection with the provision of telecommunications services there.

1 N/A Orange - SA au capital de 10 595 541 532 € - 78 rue Olivier de Serres - 75505 Paris Cedex 15 - 380 129 866 RCS Paris
* FOIA Confidential Treatment Requested by Orange (File no. 1-14712) Voluntary Submitted

1.

Whether our Company or any of its subsidiaries or other affiliates knowingly conducted, during 2012, any transaction or dealt with any person or entity identified under Section 560.304 of title 31, Code of Federal Regulation without the specific authorization of a Federal department or agency

Our activities in Iran in 2012 that were not covered by a specific authorization[2] of a U.S. federal department or agency are listed below:

-

Sofrecom

Sofrecom, an indirect wholly-owned subsidiary of Orange S.A. that is incorporated in France provides consulting services in the telecom field, including with respect to networks and marketing. In 2012, Sofrecom dealt with MCCI and TCI [*].

The gross revenue in connection with these activities in 2012 was approximately €4.9 million and the estimated net profit was approximately €1.2 million.

Sofrecom intends to continue this activity.

-

Globecast

Globecast, an indirectly, wholly-owned subsidiary of Orange incorporated in France, operates a global satellite and fiber network to manage and transport video and other rich media of its customers for delivery to direct-to-home satellite platforms:  cable, IPTV, mobile and broadband headends.

In 2012, Globecast knowingly dealt with the Islamic Republic of Iran Broadcasting (IRIB), [*].  As explained in our response dated December 24, 2013Globecast has terminated all contracts with the IRIB.

[2] Based on Staff C&DI guidance, both general and specific licenses constitute specific authorization by OFAC to engage in a transaction, provided all conditions of the applicable license are strictly observed. [Dec. 4, 2012]

* FOIA Confidential Treatment Requested by Orange (File no. 1-14712) Voluntary Submitted

Regarding Globecast, the gross revenue attributable to its activity with the IRIB was €5,566,698 in 2012, with an estimated net profit of approximately €1.03 million.

Globecast has, as mentioned, already terminated this activity and therefore does not intend to continue it.

Separately, we note that Equant S.A. is a French company that is an indirectly wholly-owned subsidiary of Orange S.A.  [*].  In particular, the liasing with the government department in Iran for local compliance matters is solely to allow Equant S.A. to carry out authorized telecommunications activities [*]. [*]. Equant S.A. intends to continue procuring network capacity in order to carry out its authorized activities; the procurement of network capacity represents no revenue or net profits.  [*].

2.

Disclosure in Form 20-F

In response to the Staff’s questions, we have filed an amendment on the date hereof to our Annual report on Form 20-F for 2012 to include the information required by Section 13(r)(1)(D)(iii).

In connection with responding to your comments, Orange acknowledges that:

•

it is responsible for the adequacy and accuracy of the disclosure in the filings;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•

it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely, Gervais Pellissier Directeur Général Délégué (Deputy CEO)
* FOIA Confidential Treatment Requested by Orange (File no. 1-14712) Voluntary Submitted

cc:	Nicolas Guérin, Legal Director, Orange Larry Spirgel, Assistant Director, Division of Corporate Finance Linda Hesse, Jones Day